EXHIBIT 4(a)(11)

AMENDED NOTICE OF ARBITRATION AND STATEMENT OF CLAIM

UNDER THE ARBITRATION RULES

OF THE

UNITED NATIONS COMMISSION ON INTERNATIONAL TRADE LAW

AND THE

THE NORTH AMERICAN FREE TRADE AGREEMENT

Between:

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

Claimant / Investor

And

  GOVERNMENT OF MEXICO ("MEXICO")

Respondent / Party

Pursuant to Article 3 of the United Nations Commission on International Trade Law ("UNCITRAL") and Articles 1116, 1117 and 1120 of the North American Free Trade Agreement ("NAFTA"), the Claimant initiates recourse to arbitration under the UNCITRAL Rules of Arbitration (Resolution 31/98 Adopted by the General Assembly on December 15, 1976).

A.             DEMAND THAT THE DISPUTE BE REFERRED TO ARBITRATION

Pursuant to Article 1120(1)(c) of the NAFTA, the Claimant hereby demands that the dispute between it and the Respondent be referred to arbitration under the UNCITRAL Rules of Arbitration.

B.             NAMES AND ADDRESSES OF THE PARTIES

Claimant /                  INTERNATIONAL THUNDERBIRD GAMING CORPORATION

Investor                    THUNDERBIRD GREELEY INC.
                                11545 West Bernardo Court Suite 307
                                San Diego, California
                                92127

Respondent /             GOVERNMENT OF THE UNITED MEXICAN STATES

Party                         Direccion General de Inversion Extranjera
                                Secretaria de  Comercio y Fomento Industrial
                                Avenida Insurgentes 1940, Colonia Florida
                                Mexico D.F.
                                01030

C.             REFERENCE TO THE ARBITRATION CLAUSE OR THE SEPARATE ARBITRATION AGREEMENT THAT IS INVOKED

The Claimant invokes Section B of Chapter 11 of the NAFTA, and specifically Articles 1116, 1117, 1120 and 1122 of the NAFTA, as authority for the arbitration.  Section B of Chapter 11 of the NAFTA sets out the provisions concerning the settlement of disputes between a Party and an investor of another Party.

D.             REFERENCE TO THE CONTRACT OUT OF OR IN RELATION TO WHICH THE DISPUTE ARISES

The dispute concerns Claimant's investments in Mexico and  damages  resulting from breaches by the Government of the United Mexican States ("Mexico") of its obligations under Section A of Chapter 11 of the NAFTA.

E.         THE GENERAL NATURE OF THE CLAIM AND AN INDICATION OF THE AMOUNT INVOLVED

Facts

1.                  International Thunderbird Gaming Corporation is a Canadian Corporation ("Thunderbird"), whose stock is traded on the Toronto Stock exchange (INB- www.thunderbirdgaming.com <http://www.thunderbirdgaming.com/>).  Its principal offices are in San Diego, California.  Thunderbird was involved in Indian gaming in California in the early 1990's. In the mid-1990's, Thunderbird shifted it activities to Latin America. Since that time, it has been exclusively involved in gaming and entertainment operations in Latin America. Thunderbird owns (in whole or in part) and operates gaming facilities in Panama, Venezuela, Guatemala, and Nicaragua.

2.                  In early 2000, Thunderbird began a dialogue with GOBERNACION (the Mexican Dept of the Interior that by law has jurisdiction over all gaming activity and enforcement) to determine the legality of "skill machines."   Skill machines are commonly understood in the gaming industry to differ from slot machines in that the skill machine player is able to start and stop the activity of the play, to make decisions about which games and which symbols to hold, and to affect, through his skill and dexterity, the outcome of the game. None of these elements is present with a slot machine where the player simply waits after pulling the arm to see if he has won anything.

3.                  After numerous discussions with officials of GOBERNACION and in August, 2000, Thunderbird petitioned GOBERNACION in writing for permission to operate and an opinion upon  whether current law permitted or prohibited the operation of skill machines in Mexico. This request for permission and an opinion, known as "solicitud," is required under Mexican law to be formally answered by GOBERNACION. The answer is considered under Mexican law to be legally binding. In it's solicitud, Thunderbird not only made the request for clarification as to the legality. It also specifically identified the make and model of the skill machines it intended  to import and operate if the opinion was favorable.

4.                  GOBERNACION provided a favorable reply to Thunderbird's solicitud. It stated that it did not have jurisdiction to exercise in this matter because, in its opinion, skill machines were not prohibited under  Mexican law.  This opinion was a declaration by the governing authority that the activity Thunderbird sought to engage in was not prohibited.

5.                  In reliance on this favorable and binding opinion, Thunderbird obtained over 6.5 million dollars in financing from U.S. and Canadian investors and commenced its investment activities in Mexico. Thunderbird  intended to eventually operate between 8 and 10 facilities in various locations throughout the country.  Between August 1, 2000 and August 1, 2001, Thunderbird opened facilities in Matamoros, Nuevo Laredo and Reynosa.

6.                  The first facility, known as "La Mina de Oro," was established in Matamoros, Mexico and opened for business in September, 2000. The second facility  was opened in Nuevo Laredo in February, 2001.  The third facility opened in Reynosa in August, 2001. All three operations were built, equipped and operated by Thunderbird using Mexican employees.  Full security systems were implemented at each of the three facilities. All three facilities  were immediately financially successful.

7.                  Thunderbird spent an additional 2.0 million dollars of its own funds and investor's funds on development of other sites.  Local permits from the state and municipal authorities were required as per the legal "permit" of GOBERNACION. Permits were obtained at  great  expense and effort.  Development efforts included nearly every state in the Mexican republic. Permits were sought and ratified in at least three additional locations by the end of  year 2000.

8.                  Following a change in the federal government leadership, a new director of gaming, Jose Guadalupe Vargas Barrera, was appointed in 2001. Thereafter, GOBERNACION began to provide markedly different, and inappropriate, treatment to the Thunderbird and its investments.

9.                  Two weeks after it opened, and on February 9, 2001 Mr. Barrera ordered the Nuevo facility to be closed after conducting a personal "visual inspection" of the facility.  It was reopened three weeks later with an acknowledgement by GOBERNACION legal officials that the closure order had been unlawful.

10.              At the same time that the Nuevo Laredo facility was allowed to re-open, the new officials of GOBERNACION requested that Thunderbird provide proof that the skill machines being used in its facilities were in fact "skill machines" and therefore were not being operated in violation of Mexican law. Officials openly admitted to possessing no familiarity with the distinction between "skill machines" and games of chance, and indicated a willingness to work with the Investor to resolve any questions that Mr. Barrera and the new administration might have. Thunderbird assured GOBERNACION that it would comply with this request and that it was operating in full compliance with Mexican law.

11.              In July 2001, Thunderbird was summoned to Mexico City for an "administrative hearing".  In preparation for that hearing, Thunderbird had collected certifications from the machine manufacturers that the machines in use were skill machines.  It had obtained affidavits from two witnesses recognized worldwide as experts on the issues relating to the differences between skill and slot machines. Thunderbird also produced an expert witness at the hearing to answer any questions and provide a live demonstration of the machines in use.  In addition, Thunderbird provided an affidavit of an expert witness obtained by the Mexican attorney general's office. That affidavit certified the machines in question as skill machines.

12.               At the administrative proceeding,  Mr. Barrera showed no interest in even reviewing the evidence presented by Thunderbird, much less in providing Thunderbird with a fair and impartial hearing.  Mr. Barrera advised Thunderbird that the previous "permit" issued by  GOBERNACION upon which Thunderbird had relied was nothing more than a "thesis."  Mr. Barrera continually referred to the machines as "tragadolares," or "money sallower", terms that have neither any meaning nor any context within the gaming industry. Mr. Barrera had neither hired, nor consulted with, any gaming industry experts. He appeared to have no familiarity whatsoever with the concept of skill machines. Mr. Barrera's agenda at the hearing was quite transparent: despite GOBERNACION's previous approval of Thunderbird's activities and the promise of a fair hearing, Mr. Barrera arbitrarily sought to demonstrate that there was some element of chance in the operation of Thunderbird's equipment and that, therefore, the machines must somehow be prohibited under Mexican law.

13.              At the time of the July, 2001 administrative hearing, the Reynosa facility was under development by Thunderbird and due to be opened in August, 2001. After the hearing with Mr. Barrera, Thunderbird was concerned about the possibility of further arbitrary interference with its investments. Accordingly, Thunderbird representatives were in frequent contact with Mr. Barrera's GOBERNACION superiors in an effort to insure there would be no adverse actions taken with respect to Thunderbird investments. During this time, Thunderbird was repeatedly assured by the under-secretary of GOBERNACION,  Humberto Aguilar Coronado, that Thunderbird's staff and executives were the "good guys," that Thunderbird had fully complied with all administrative requirements, and that there was no cause for concern.

14.              On October 11th, 2001, an attorney from GOBERNACION appeared at the office of Thunderbird's attorneys and served a 20-page document entitled "Administrative Findings and Order".  The document stated the machines used by Thunderbird violated Mexican law because they were "tragadolares," and ordered the immediate closure of the two sites in Matamoros and Nuevo Laredo.  The report did not address Reynosa because it had not been in operation at the time of the administrative process initiation.

15.              Within one hour of Thunderbird's receipt of the document, and in a carefully staged show, GOBERNACION officials arrived at  the Nuevo Laredo and Matamoros sites with dozens of Federal police officers. It closed down both facilities, threatening arrest, scaring customers and employees alike, and causing a sensation of negative publicity in the local and national news media. Reynosa was not immediately closed down. But Thunderbird learned that federal police were preparing to take similar steps to interfere with the operation of this third site. Thunderbird temporarily closed Reynosa and sought injunctive relief from the Mexican courts.

16.              Injunctive relief was granted by Juzgado de Distrito in the State of Tamaulipas on  October 29, 2001. The Reynosa facility was re-opened shortly thereafter.  Thereafter, Reynosa was shut down again by order of an appellate court.  Since then, Thunderbird has been prevented from operating any of its facilities, including those in the planning stages before the others were closed.

17.              Since arbitrarily closing Thunderbird's facilities, GOBERNACION has continued to act in a highly duplicitous manner towards the Investor. Officials such as the Director of the Legal Department and the Secretary of GOBERNACION assured Thunderbird representatives that the matter can be resolved through conciliation while other GOBERNACION legal officials have made strenuous efforts to keep Thunderbird's facilities closed.  In fact, the Reynosa facility was closed at the very time the Claimant's Washington D. C. representative was receiving assurances from the Mexican Ambassador that the Government of Mexico was working  to resolve the problems.

18.              Further, while Thunderbird has been subjected to arbitrary and unfair treatment and has had its facilities have closed by GOBERNACION officials, competitors operating in the same economic sectors as Thunderbird have continued to operate similar facilities and, in many cases, have done so employing equipment which is functionally identical to that which was being used in the Thunderbird facilities. These competitors include, but were not limited to, the following firms: Club 21 operated by Sr. Guardia and Reflejo's operated by Don Bradley

Applicable Law

19.              The Claimant alleges that Mexico has breached its obligations under Chapter 11 of the NAFTA including the following provisions:

(i)                 Article 1102 - National Treatment;

(ii)                Article 1103 - Most-Favored Nation Treatment;

(iii)               Article 1105 - Minimum Standard of Treatment; and

(iv)               Article 1110 - Expropriation.

20.              NAFTA Article 1102 provides that the NAFTA Parties must provide treatment to investors from other NAFTA Parties, and investments by such investors in their territory, that is no less favorable than the treatment that they provide to their own investors and investments.  NAFTA Article 1103 requires the same level of treatment Vis a Vis other foreign investors and investments.

21.              It is well established in international law that "treatment no less favorable" means the best treatment that is provided - in form or in result - that is provided to any other comparable investor or investment.  The standard of comparison is objective and focused upon ensuring that an effective equality of competitive opportunity is provided to all protected investors and their investments.

22.              NAFTA Article 1104 requires NAFTA Parties to provide the better of national treatment and MFN treatment, meaning that the best treatment being provided to any one of Thunderbird's competitors (or other comparable investors or investments) in Mexico is the same treatment that must be provided to Thunderbird.

23.              NAFTA Article 1105 requires "treatment in accordance with international law, including fair and equitable treatment and full protection and security."  Such treatment includes, but is not limited to, the obligation to act in good faith in exercise of sovereign regulatory authority; to provide treatment that is both procedurally and substantively fair; and in no case treatment any less than whatever is required under international law.

24.              In the event that the statement of interpretation issued on July 31, 2001 by the NAFTA Free Trade Commission ("FTC") in any way lessens the character or quality of treatment that must be provided to an investment in accordance with NAFTA Article 1105, the investor hereby invokes NAFTA Article 1103 to require Mexico to accord to it treatment no less favorable than that which Mexico has agreed to provide to investors and their investments under Article 9-06(1) of the Chile-Mexico Free Trade Agreement.

25.              NAFTA Article 1110 permits Mexico to impose measures which are tantamount to the expropriation of an "investment" in its territory, so long as such measures are imposed for a valid public purpose, are non-discriminatory, are in accordance with due process of law and all other requirements of Article 1105; and so long as full, fair and effective compensation is provided to the investor in accordance with the terms set out in the remainder of Article 1110.  Regulatory treatment rises to the level of an expropriation when it substantially interferes with the ability of an investor to operate, or otherwise enjoy the benefits of, its investment.

Law Applied to the Facts

26.              Under Articles 1102, 1103 and 1104, Mexico is required to provide Thunderbird and its investments in Mexico with treatment no less favorable than the best treatment that it is providing to any one of its competitors in Mexico.  The best level of treatment being provided to at least some of Thunderbird's competitors is the ability to continue their operations unmolested by GOBERNACION officials.

27.              Moreover, the best level of treatment being provided to other comparable investors and their investments by Mexico is that which includes honoring commitments made by officials such as those contained within the solicitude which was obtained, and relied upon, by Thunderbird.

28.              The lesser quality of treatment which has been provided to Thunderbird and its investments, in violation of NAFTA Articles 1102, 1103 and 1104, has caused considerable losses to Thunderbird and its investments.

29.              The arbitrary and non-transparent manner in which Thunderbird and its investments have been treated by Mexico, through GOBERNACION, violates the standard of treatment required under NAFTA Article 1105, because it is neither fair nor equitable.  By permitting GOBERNACION officials to treat Thunderbird and its investments in a discriminatory and arbitrary fashion also constitutes a failure to provide the standard of "full protection and security" required under NAFTA Article 1105.

30.              Mexico has also violated customary international law requirements of fairness and equity, as well as the international law principle of good faith, by first assuring the investor that its investments would be permitted to operate in Mexico and then later reneging on those assurances, without sufficient cause, notice or due process - resulting in the permanent closure of the Investor's facilities, despite assurances to the contrary.

31.              Each of these obligations must be honoured by Mexico regardless of whether the July 31, 2001 FTC statement is adjudged to have modified the standard of treatment owed under NAFTA Article 1105.   Because Mexico failed to meet its obligations under Article 1105, Thunderbird and its investments have suffered considerable losses.

32.              The level of interference displayed by Mexico in its treatment of Thunderbird's investments is nothing short of total deprivation.  The facilities are closed, and therefore useless to the investor.  It makes no difference whether GOBERNACION officials officially transferred title to these investments into another's hands or merely rendered them inutile.  The effect is tantamount to expropriation of Thunderbird's investments in Mexico, contrary to Mexico's obligations under NAFTA Article 1110.

33.              The manner in which GOBERNACION officials expropriated Thunderbird's investments was not in accordance with due process or Article 1105.  In fact, the taking was neither for a public purpose nor was it imposed in a non-discriminatory manner.  Finally, Mexico has failed to compensate Thunderbird in the manner required under Article 1110.

F.            RELIEF OR  REMEDY  SOUGHT

1.              The Investor claims damages for the following:

                                                         i.            Damages of not less than USD$100,000,000;

                                                       ii.            Costs associated with these proceedings, including all professional fees and disbursements;

                                                      iii.            Pre-award and post-award interest at a rate to be fixed by the Tribunal;

                                                     iv.            Tax consequences of the award to maintain the integrity of the award; and

                                                       v.            Such other and further relief that counsel may advise and that this Tribunal may deem appropriate.

G.            APPOINTMENT OF ARBITRATORS

Pursuant to Article 1123 of the NAFTA, the Investor and the Party have agreed on the number of arbitrators, which shall be three, and on the procedure for appointment.  One arbitrator is to be appointed by each of the disputing parties and the third, which is the presiding arbitrator, is appointed by agreement of the disputing parties.

DATE OF ISSUE: 26 June 2003

_________________________
Lead Counsel for the Investor

 /s/ James D. Crosby

James D. Crosby
Attorney at Law
13025 Danielson Street, Suite 107
Poway, Ca. 92064

Phone: (858) 486-0085

Fax: (858) 486-2838